UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 2 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 August, 2013 it purchased for cancellation 1,010,000 "B" Shares at a price of 2199.52 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,522,421,942.

Release Date 5 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 August, 2013 it purchased for cancellation 512,000 "B" Shares at a price of 2183.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,521,909,942.

Release Date 6 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 August, 2013 it purchased for cancellation 519,000 "B" Shares at a price of 2181.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,521,390,942

Release Date 7 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 August, 2013 it purchased for cancellation 442,000 "B" Shares at a price of 2175.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,520,948,942

Release Date 8 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 August, 2013 it purchased for cancellation 495,000 "B" Shares at a price of 2161.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,520,453,942

Release Date 9 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 August, 2013 it purchased for cancellation 286,000 "B" Shares at a price of 2177.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,520,167,942

Release Date 12 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 August, 2013 it purchased for cancellation 386,000 "B" Shares at a price of 2168.39 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,519,781,942

Release Date 13 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 August, 2013 it purchased for cancellation 387,220 "B" Shares at a price of 2186.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,519,394,722

Release Date 14 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 August, 2013 it purchased for cancellation 382,500 "B" Shares at a price of 2167.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,519,012,222

Release Date 15 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 August, 2013 it purchased for cancellation 545,000 "B" Shares at a price of 2135.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,518,467,222

Release Date 16 August 2013
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 August, 2013 it purchased for cancellation 415,000 "B" Shares at a price of 2130.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,518,052,222

Release Date 19 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 August, 2013 it purchased for cancellation 375,000 "B" Shares at a price of 2130.59 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,517,677,222

Release Date 20 August 2013

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 August, 2013 it purchased for cancellation 310,000 "B" Shares at a price of 2122.91 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,517,367,222

Release Date 21 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 August, 2013 it purchased for cancellation 427,602 "B" Shares at a price of 2117.62 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,516,939,620

Release Date 22 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 August, 2013 it purchased for cancellation 167,500 "B" Shares at a price of 2126.47 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,516,772,120

Release Date 23 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 August, 2013 it purchased for cancellation 334,829 "B" Shares at a price of 2136.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,516,437,291

Release Date 27 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 August, 2013 it purchased for cancellation 300,005 "B" Shares at a price of 2151.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,516,137,286

Release Date 28 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 August, 2013 it purchased for cancellation 355,500 "B" Shares at a price of 2218.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,515,781,786

Release Date 29 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 August, 2013 it purchased for cancellation 896,507 "B" Shares at a price of 2199.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,514,885,279

Release Date 30 August 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 August, 2013 it purchased for cancellation 1,044,485 "B" Shares at a price of 2178.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,513,840,794

Release Date 2 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 September, 2013 it purchased for cancellation 689,592 "B" Shares at a price of 2169.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,513,151,202

Release Date 3 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 September, 2013 it purchased for cancellation 745,014 "B" Shares at a price of 2162.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,512,406,188

Release Date 4 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 September, 2013 it purchased for cancellation 700,000 "B" Shares at a price of 2156.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,511,706,188

Release Date 5 September  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 September, 2013 it purchased for cancellation 990,000 "B" Shares at a price of 2152.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,510,716,188

Release Date 9 September  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 September, 2013 it purchased for cancellation 550,000 "B" Shares at a price of 2144.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,509,244,307

Release Date 10 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 September, 2013 it purchased for cancellation 785,000 "B" Shares at a price of 2147.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,508,459,307

Release Date 11 September  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 September, 2013 it purchased for cancellation 852,000 "B" Shares at a price of 2148.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,507,607,307

Release Date 12 September  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 September, 2013 it purchased for cancellation 585,000 "B" Shares at a price of 2166.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,507,022,307

Release Date 13 September  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 September, 2013 it purchased for cancellation 635,490 "B" Shares at a price of 2158.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,506,386,817

Release Date 16 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 September, 2013 it purchased for cancellation 760,000 "B" Shares at a price of 2173.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,505,626,817

Release Date 17 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 September, 2013 it purchased for cancellation 585,869 "B" Shares at a price of 2156.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,505,040,948

Release Date 18 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 September, 2013 it purchased for cancellation 969,000 "B" Shares at a price of 2158.12 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,504,071,948

Release Date 19 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 September, 2013 it purchased for cancellation 937,234 "B" Shares at a price of 2175.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,503,134,714

Release Date 20 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 September, 2013 it purchased for cancellation 951,436 "B" Shares at a price of 2180.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,502,183,278

Release Date 23 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 September, 2013 it purchased for cancellation 733,628 "B" Shares at a price of 2155.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,501,449,650

Release Date 24 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 September, 2013 it purchased for cancellation 900,000 "B" Shares at a price of 2154.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,500,549,650

Release Date 25 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 September, 2013 it purchased for cancellation 550,000 "B" Shares at a price of 2140.59 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,611,712 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,499,999,650

Release Date 26 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 September, 2013 it purchased for cancellation 285,000 "B" Shares at a price of 2146.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,499,714,650

Release Date 27 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 September, 2013 it purchased for cancellation 500,000 "B" Shares at a price of 2145.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,499,214,650

Release Date 30 September 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 September, 2013 it purchased for cancellation 500,000 "B" Shares at a price of 2136.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,498,714,650
-------------------------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 1 October 2013	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary